SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                BioNebraska, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   09061V 10 8
                                 (CUSIP Number)

                                 August 7, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [ x ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 7 Pages

                                  SCHEDULE 13G
CUSIP No.    09061V 10 8                                     Page 2 of 7 Pages

1       NAMES OF REPORTING PERSONS/
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Medtronic , Inc. (41-0793183)
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
                                                                         (a) [ ]
                                                                         (b) [ ]
        **Joint Filing
3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Minnesota
 NUMBER OF    5    SOLE VOTING POWER    846,518 (includes 645,161 shares which
   SHARES          may be acquired upon conversion of preferred stock)
BENEFICIALLY
  OWNED BY    6    SHARED VOTING POWER
    EACH
 REPORTING    7    SOLE DISPOSITIVE POWER     846,528 (includes 645,161 shares
   PERSON          which may be acquired upon conversion of preferred stock)
    WITH
              8    SHARED DISPOSITIVE POWER

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        846,528 (includes 645,161 shares which may be acquired upon conversion of preferred stock)
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        SEE INSTRUCTIONS)                                                    [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.7%
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO

                                  SCHEDULE 13G
CUSIP No.    09061V 10 8                                      Page 3 of 7 Pages

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Medtronic Asset Management, Inc. (41-1721127)
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  **
                                                                         (a) [ ]
                                                                         (b) [ ]
        **Joint Filing
3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Minnesota
  NUMBER OF    5    SOLE VOTING POWER     846,518 (includes 645,161 shares which
    SHARES          may be acquired upon conversion of preferred stock)
 BENEFICIALLY
   OWNED BY    6    SHARED VOTING POWER
     EACH
  REPORTING    7    SOLE DISPOSITIVE POWER     846,518 (includes 645,161 shares
    PERSON          which may be acquired upon conversion of preferred stock)
     WITH      8    SHARED DISPOSITIVE POWER

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        846,518 (includes 645,161 shares which may be acquired upon conversion of preferred stock)
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   [ ]
        10.7%
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)    Name of Issuer:

             BioNebraska, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             3820 NW 46th Street
             Lincoln, Nebraska  68542

Item 2(a)    Name of Person Filing:

             See Cover Pages, Item 1

Item 2(b)    Address of Principal Business Office or, if none, residence:

             710 Medtronic Parkway NE
             Minneapolis, Minnesota  55432

Item 2(c)    Citizenship:

             See Cover Pages, Item 4

Item 2(d)    Title of Class of Securities:

             Common Stock, $.01 par value

Item 2(e)    CUSIP No.:

             See Cover Pages

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under Section 15 of the
                 Exchange Act.

             (b) [ ] Bank as defined in Section 3(a)(b) of the Exchange
                 Act.

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

             (d) [ ] Investment company registered under Section 8 of the
                 Investment Company Act.

             (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in
                 accordance with Rule 13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in
                 accordance with Rule 13d-1(b)(1)(ii)(G).

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

             (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4       Ownership

             See Cover Pages, Items 5 through 11

Item 5       Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

             Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             Not applicable

Item 8       Identification and Classification of Members of the Group:

             Not applicable

Item 9       Notice of Dissolution of Group:

             Not applicable

Item 10      Certifications:

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

Exhibits

         Joint Filing Agreement, dated February 12, 2001, between the Reporting Persons.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 13, 2001

                                   MEDTRONIC, INC.
                                   (Signature)


                                   By:      /s/ Michael D. Ellwein
                                         Vice President and Chief Development
                                         Officer


                                   MEDTRONIC ASSET MANAGEMENT, INC.


                                   By:      /s/ Michael D. Ellwein
                                          Vice President

                        AGREEMENT TO MAKE A JOINT FILING



         The undersigned hereby agree to file a joint Schedule 13G with respect to the interests of the undersigned in BioNebraska, Inc. and that the Schedule 13G to which this Agreement is attached has been filed on behalf of each of the undersigned.



Date:  February 12, 2001




                                     MEDTRONIC, INC.
                                     (Signature)


                                     By:      /s/ Michael D. Ellwein
                                           Vice President and Chief Development
                                           Officer


                                     MEDTRONIC ASSET MANAGEMENT, INC.


                                     By:      /s/ Michael D. Ellwein
                                            Vice President